EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 46 to Registration Statement No. 2-99584 on Form N-1A of our report dated February 27, 2015, relating to the financial statements and financial highlights of Plan Investment Fund, Inc., comprised of Government/REPO Portfolio and Money Market Portfolio appearing in the Annual Report on Form N-CSR for Plan Investment Fund, Inc. for the year ended December 31, 2014 and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

April 30, 2015